Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278878

Grayscale Ethereum Mini Trust ETF

Supplement No. 2 Dated November 20, 2024

To the Prospectus Dated July 22, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Grayscale Ethereum Mini Trust ETF (the “Trust”), dated July 22, 2024 (as supplemented from time to time, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the effectiveness of a previously announced 1-for-10 reverse share split of the Trust’s shares, effective after market close on November 19, 2024.

Reverse Share Split

On November 19, 2024, Grayscale Investments, LLC (the “Sponsor”) effected a previously-announced reverse share split of the Trust’s shares, at a ratio of 1-for-10 (the “Reverse Share Split”), effective as of 5:00 p.m. Eastern Time (the “Effective Time”).

At the Effective Time, every 10 (ten) shares of the Trust’s existing shares automatically converted into 1 (one) share.

As a result of the Reverse Share Split, a shareholder could hold a fractional share. Any fractional shares that were created as a result of the Reverse Share Split may either, at the discretion of such shareholder’s Depository Trust Company (“DTC”) participant, (i) be tracked by such DTC participant on its internal ledgers or (ii) be aggregated and sold after determination of the number of fractional shares that would be created as a result of the Reverse Share Split, and shareholders will receive the net cash proceeds of such sale in proportion to the fractional shares sold that would otherwise be held by such shareholder as a result of the Reverse Share Split. Fractional shares cannot trade on the NYSE Arca.

Following the Reverse Share Split, as of November 20, 2024, the shares continue to trade on NYSE Arca under the symbol “ETH.” The Reverse Share Split increased the price per share of the Trust to ten times the net asset value of a share prior to the Reverse Share Split, with a proportionate decrease in the number of shares outstanding (excluding fractional shares). The new CUSIP number for the shares following the Reverse Share Split is 38964R 203.